UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Butler, Samuel C.

   Cravath, Swaine & Moore
   825 Eighth Avenue - Worldwide Plaza
   New York, New York  10019
2. Issuer Name and Ticker or Trading Symbol
   Ashland Inc.
   ASH
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   September 30, 1998
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
Common Stock                 |      |    |                  |   |           |2,000 (1)          |D     |                           |
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Common Stock                 |      |    |                  |   |           |750 (2)            |I     |By Wife                    |
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Common Stock                 |      |    |                  |   |           |3,880 (3)          |I     |By Trustee                 |
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Common Stock                 |      |    |                  |   |           |520 (4)            |D     |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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
Option (5)              |37.50   |     |    |           |   |7-28-|1-28-|Common Stock|1,000  |       |1,000       |D  |            |
                        |        |     |    |           |   |94   |04   |            |       |       |            |   |            |
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Option (5)              |33.00   |     |    |           |   |7-27-|1-27-|Common Stock|1,000  |       |1,000       |D  |            |
                        |        |     |    |           |   |95   |05   |            |       |       |            |   |            |
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Option (5)              |43.125  |     |    |           |   |7-30-|1-30-|Common Stock|1,000  |       |1,000       |D  |            |
                        |        |     |    |           |   |97   |07   |            |       |       |            |   |            |
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Option (5)              |52.75   |     |    |           |   |7-29-|1-29-|Common Stock|1,000  |       |1,000       |D  |            |
                        |        |     |    |           |   |98   |08   |            |       |       |            |   |            |
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Common Stock Units (6)  |1-for-1 |3-31-|J   |545        |A  |     |     |Common Stock|545    |(6)    |            |   |            |
                        |        |98   |    |           |   |     |     |            |       |       |            |   |            |
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Common Stock Units (6)  |1-for-1 |6-30-|J   |571        |A  |     |     |Common Stock|571    |(6)    |            |   |            |
                        |        |98   |    |           |   |     |     |            |       |       |            |   |            |
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Common Stock Units (6)  |1-for-1 |9-30-|J   |642        |A  |     |     |Common Stock|642    |(6)    |53,555      |D  |            |
                        |        |98   |    |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
1. Represents shares of restricted common stock acquired pursuant to Ashland's stock incentive plans as approved by the shareholders and exempt under Rule
16b-3.
2. Owned by my wife. I hereby disclaim beneficial ownership of these shares.
3.  Owned by Daniel L. Mosely, Trustee U/A/D 7/30/90 M/B Samuel C.
Butler.
4. Shares allocated pursuant to Ashland's Dividend Reinvestment Plan.
5. Stock options (represents a right to buy Ashland Common Stock) granted pursuant to Ashland's Deferred Compensation and Stock Incentive Plan for Non-Employee
Directors.
6. Common Stock Units acquired pursuant to Ashland's Deferred Compensation and Stock Incentive Plan for Non-Employee Directors, payable in cash or stock upon termination in service, and exempt under Rule 16b-3. The price range on applicable dates has varied from $46.250 to $57.313.
SIGNATURE OF REPORTING PERSON
Samuel C. Butler
DATE
October 26,1998